UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

PSM HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69364D 10 6

(CUSIP Number)

June 30, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69364D 10 6
1	name of reporting person Ron Hanna
2	check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3	sec use only
4	citizenship or place of organization Untied States
number of shares beneficially owned by each reporting person with:	5	sole voting power 2,837,614
	6	shared voting power 503,000
	7	sole dispositive power 2,837,614
	8	shared dispositive power 596,144
9	aggregate amount beneficially owned by each reporting person 3,936,758 shares
10	check if the aggregate amount in row (9) excludes certain shares (see instructions) □
11	percent of class represented by amount in row (9) 12.5%
12	type of reporting person (see instructions) IN

Item 1.

(a)	Name of Issuer:

PSM Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5900 Mosteller Drive, Oklahoma City, OK 73112

Item 2.

(a)	Name of Person Filing: Ron Hanna

(b)	Address of Principal Business Office or, if none, Residence:

5900 Mosteller Drive, Suite #3, Oklahoma City, OK 73112

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 69364D 10 6

Item 3.          If This Statement is Filed Pursuant to §§240.13d-1(B) or 240.13d-2(B) or (C), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.                   Ownership

Mr. Hanna owns and controls an entity which owns 15,000 of the Company’s shares. Mr. Hanna shares voting and dispositive control with a third party which owns 581,144 of the Company’s shares. He also shares voting control with another third party which owns 503,000 of the Company’s shares. By virtue of these relationships Mr. Hanna may be deemed to be indirect beneficial owner of the Shares held directly by these entities and by the third parties.

The percentages used herein are calculated based on the number of 29,402,024 Shares issued and outstanding as of May 13, 2013, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarterly period ended March 31, 2013. Of the aggregate shares beneficially owned by Mr. Hanna, 2,000,000 are issuable upon exercise of warrants held by him.

As of June 30, 2013, Mr. Hanna may be deemed to have beneficial ownership of Shares as follows:

(a)	Amount beneficially owned:	3,936,758
(b)	Percent of class:	12.5%

(i)	Sole power to vote or to direct the vote	2,837,614
(ii)	Shared power to vote or to direct the vote	503,000
(iii)	Sole power to dispose or to direct the disposition of	2,837,614
(iv)	Shared power to dispose or to direct the disposition of	596,144

Item 5.                   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person

An entity owned and controlled by Mr. Hanna beneficial owns 15,000 shares from which Mr. Hanna may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

Item 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.                   Identification and Classification of Members of the Group

See Exhibit A

Item 9.                   Notice of Dissolution of Group

Not Applicable

Item 10.                 Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2013	By:	/s/ Ron Hanna
	Name:	Ron Hanna

Exhibit A

Ron Hanna owns and controls the following entity:

Summit Resource Service, Inc.